Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of Alexco Resource Corp. (“the Company”) of our auditors’ report dated September 26, 2008 on the consolidated balance sheets of the Company as at June 30, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the year ended June 30, 2008 and 2007, which appears in an exhibit to this Annual Report on Form 40-F.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada
September 26, 2008